January 29, 2025

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Jimmy McNamara
Suzanne Hayes
Sasha Parikh
Kevin Vaughn

Re:	Maze Therapeutics, Inc.
Registration Statement on Form S-1
Filed January 7, 2025
File No. 333-284164

Ladies and Gentlemen:

We are submitting this letter on behalf of Maze Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 29, 2025 (the “Letter”) regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-284164) filed with the Commission on January 27, 2025 (the “Registration Statement”). Concurrently, we are transmitting herewith and filing a copy of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. Capitalized terms used and not otherwise defined herein have the same meanings as specified in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Recent Developments

Preliminary financial results, page 8

U.S. Securities and Exchange Commission

January 29, 2025

1.

We note the revisions regarding your estimated cash of $196.8 million as of December 31, 2024 as part of your preliminary financial results, which increased from $149.6 million as of September 30, 2024. Tell us how you considered the need for disclosure that balances the increase in cash experienced during the quarter ended December 31, 2024. For example, please revise to quantify total liabilities and total stockholders’ deficit as of the same date.

In response to the Staff’s comment, the Company has revised pages 8 and 103 of the Registration Statement.

Item 16. Exhibits and financial statement schedules, page II-4

2.	In your next amendment to the registration statement, please ensure the auditor consent references the correct Form S-1 (i.e. Amendment #1 to Form S-1).

In response to the Staff’s comment, the Company’s auditor has updated their consent to reference Amendment No. 2.

3.	Please file the employment agreement with Courtney Phillips as an exhibit to your registration statement or otherwise advise. Refer to Item 601(b)(10) of Regulation SK.

In response to the Staff’s comment, the Company’s has filed the signed employment agreement with Courtney Phillips as Exhibit 10.16.

* * * * * * *

Should the Staff have additional questions or comments regarding the forgoing, please do not hesitate to contact me at (206) 389-4553, or in my absence, Ryan Mitteness at (206) 389-4533 or Chelsea Anderson at (206) 389-4516.

Sincerely,

/s/ Amanda Rose, Esq.
Amanda Rose
Partner

FENWICK & WEST LLP

U.S. Securities and Exchange Commission

January 29, 2025

cc:

Jason Coloma, Chief Executive Officer

Courtney Phillips, General Counsel

Maze Therapeutics, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

Emily Roberts, Esq.

Elsie Cheang, Esq.

Davis Polk & Wardwell LLP